Exhibit 99.1

Corporación América Airports S.A. Reports October 2021 Passenger Traffic

Total passenger traffic improved sequentially and reached 58.4% of October 2019 traffic.

Cargo volume stood at 79% of October 2019 levels.

LUXEMBOURG--(BUSINESS WIRE)--November 15, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 204.0% YoY increase in passenger traffic in October 2021, and a 41.6% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Oct'21	Oct'20	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	2,643	808	227.2%	16,649	12,245	36.0%
International Passengers (thousands)	1,010	241	318.6%	6,086	6,444	-5.6%
Transit Passengers (thousands)	513	321	59.6%	3,879	2,790	39.0%
Total Passengers (thousands)	4,167	1,371	204.0%	26,614	21,479	23.9%
Cargo Volume (thousand tons)	30.5	23.2	31.5%	262.4	206.7	27.0%
Total Aircraft Movements (thousands)	51.0	25.4	100.6%	386.2	292.6	32.0%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Oct'21	Oct'19(1)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	2,643	4,035	-34.5%	16,649	39,498	-57.8%
International Passengers (thousands)	1,010	2,378	-57.5%	6,086	23,968	-74.6%
Transit Passengers (thousands)	513	717	-28.4%	3,879	6,915	-43.9%
Total Passengers (thousands)	4,167	7,130	-41.6%	26,614	70,381	-62.2%
Cargo Volume (thousand tons)	30.5	38.8	-21.4%	262.4	348.9	-24.8%
Total Aircraft Movements (thousands)	51.0	72.6	-29.7%	386.2	717.9	-46.2%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in October 2021 grew 2.0x compared to the same period of last year, driven by increases across all countries of operations, particularly in Argentina, reflecting easier comparisons due to tougher travel restrictions in the year ago period. When compared to 2019, overall passenger traffic declined 41.6%, impacted by the COVID-19 pandemic, though consistently improving from the decline of 75.7% recorded in April. International and domestic passenger traffic dropped 57.5% and 34.5%, respectively, from pre-pandemic levels of October 2019.

In Argentina, total passenger traffic increased 18.7x YoY. Against October 2019, overall passenger traffic declined 56.2%, with international passenger traffic decreasing 81.5%, impacted by tight government restrictions to international flights, including a limit of 2,300 arriving international passengers per day for most part of the month, while borders remained closed to non-resident foreigners, with limited exceptions. Domestic passenger traffic, which has no restrictions, declined 44.4% compared to 2019, improving sequentially from the decline of 53.4% recorded in September.

In Italy, where the recovery continued throughout the year, passenger traffic grew 211.2% YoY. When compared to October 2019, passenger traffic declined 41.1%, improving from the 47.7% drop reported in September, which benefited from the summer season in the region. International passenger traffic continued to improve sequentially, decreasing 46.7% in October 2021 against the same month in 2019, whereas domestic traffic stood at over 80% of pre-pandemic levels.

In Brazil, total passenger traffic was up 46.1% YoY. Compared to the same month in 2019, overall passenger traffic declined 20.9%, showing a continued improvement from the 69.1% drop posted in April 2021, reflecting better sanitary conditions in the country, advanced vaccination roll-out and increased passenger demand.

Total passenger traffic in Uruguay increased 3.5x YoY. Against October 2019, passenger traffic was down 64.5% but continued to improve sequentially, benefiting from the partial opening of borders, effective September 1. Noteworthy, starting November 1, 2021, borders are fully re-open to all foreigners who present a full vaccination certificate and a negative Covid test.

In Ecuador, passenger traffic increased 1.6x YoY. When compared to the same months of 2019, total traffic in October 2021 declined 21.7% showing a strong improvement since the 64.8% decline posted last April. International passenger traffic decreased 18.0%, recovering strongly from the 58.8% drop reported in March 2021 against 2019. Domestic passenger traffic, in turn, declined 26.2% against October 2019, showing a recovery versus the 32.7% decline posted in September.

In Armenia, total passenger traffic increased 5.6x YoY. Compared to October 2019, passenger traffic continued with its positive recovery trend reaching almost 90% of pre-pandemic levels, despite lower tourism activity in the reported month.

Cargo Volume and Aircraft Movements

Cargo volume increased 31.5% YoY. When compared to October 2019, total cargo volume dropped 21.4%, mainly driven by decreases in Argentina and Brazil. While cargo volume in Uruguay was almost at the same level than the same month of 2019, Italy reported higher cargo volume during that period.

Aircraft movements increased 100.6% YoY. When compared to October 2019, Aircraft movements declined 29.7%, mainly as a result of a 37.3% decrease in Argentina.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)
	Oct'21	Oct'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,554	79	1874.2%	9,238	9,141	1.1%
Italy	455	146	211.2%	2,185	1,889	15.7%
Brazil(2)	1,325	907	46.1%	9,464	6,954	36.1%
Uruguay	59	13	349.4%	287	572	-49.7%
Ecuador	283	107	163.6%	1,946	1,274	52.7%
Armenia	266	40	558.7%	1,971	717	174.7%
Peru	224	78	189.3%	1,523	932	63.4%
TOTAL	4,167	1,371	204.0%	26,614	21,479	23.9%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	17,224	13,882	24.1%	140,924	116,580	20.9%
Italy	1,306	1,167	11.9%	12,247	10,669	14.8%
Brazil	4,928	2,260	118.1%	50,064	26,868	86.3%
Uruguay(3)	2,637	2,404	9.7%	24,696	24,483	0.9%
Ecuador	2,278	1,464	55.6%	18,514	13,335	38.8%
Armenia	1,777	1,835	-3.2%	13,438	13,217	1.7%
Peru	319	154	106.9%	2,497	1,516	64.7%
TOTAL	30,468	23,165	31.5%	262,380	206,668	27.0%
Aircraft Movements
Argentina	22,921	7,657	199.3%	173,245	131,472	31.8%
Italy	5,430	2,869	89.3%	31,808	27,672	14.9%
Brazil	11,616	8,697	33.6%	92,546	70,477	31.3%
Uruguay	1,730	742	133.2%	12,137	11,219	8.2%
Ecuador	5,437	3,576	52.0%	44,557	32,647	36.5%
Armenia	2,122	820	158.8%	17,516	8,785	99.4%
Peru	1,773	1,072	65.4%	14,357	10,308	39.3%
TOTAL	51,029	25,433	100.6%	386,166	292,580	32.0%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)
	Oct'21	Oct'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,554	3,548	-56.2%	9,238	36,307	-74.6%
Italy	455	773	-41.1%	2,185	7,204	-69.7%
Brazil(2)	1,325	1,675	-20.9%	9,464	15,622	-39.4%
Uruguay	59	167	-64.5%	287	1,831	-84.3%
Ecuador	283	361	-21.7%	1,946	3,744	-48.0%
Armenia	266	298	-10.9%	1,971	2,723	-27.6%
Peru	224	309	-27.3%	1,523	2,951	-48.4%
TOTAL	4,167	7,130	-41.6%	26,614	70,381	-62.2%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	17,224	22,211	-22.5%	140,924	186,588	-24.5%
Italy	1,306	1,256	3.9%	12,247	10,823	13.2%
Brazil	4,928	7,140	-31.0%	50,064	75,501	-33.7%
Uruguay(3)	2,637	2,702	-2.4%	24,696	23,685	4.3%
Ecuador	2,278	2,707	-15.9%	18,514	32,067	-42.3%
Armenia	1,777	2,295	-22.6%	13,438	15,991	-16.0%
Peru	319	446	-28.5%	2,497	4,217	-40.8%
TOTAL	30,468	38,757	-21.4%	262,380	348,873	-24.8%
Aircraft Movements
Argentina	22,921	36,582	-37.3%	173,245	374,646	-53.8%
Italy	5,430	7,315	-25.8%	31,808	68,829	-53.8%
Brazil	11,616	14,047	-17.3%	92,546	133,336	-30.6%
Uruguay	1,730	2,083	-16.9%	12,137	24,208	-49.9%
Ecuador	5,437	7,449	-27.0%	44,557	68,407	-34.9%
Armenia	2,122	2,598	-18.3%	17,516	23,022	-23.9%
Peru	1,773	2,514	-29.5%	14,357	25,451	-43.6%
TOTAL	51,029	72,588	-29.7%	386,166	717,899	-46.2%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716